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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 8228

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/07 (MM/DD/YY) AND ENDING 06/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CONNERS & CO., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 W. FOURTH STREET, SUITE 2800
(No. and Street)

CINCINNATI (City) OHIO (State) 45202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(513) 421-0606
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ANDREW, LITTNER LLC.
(Name – *if individual, state last, first, middle name*)

2368 VICTORY PARKWAY, SUITE 100, CINCINNATI, OHIO 45202
(Address) (City) (State) (Zip Code)

SEC Mail Processing Section
AUG 29 2008
Washington, DC
101

PROCESSED
SEP 05 2008
THOMSON REUTERS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

M 9/4

OATH OR AFFIRMATION

I, JOHN A. CONNERS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CONNERS & CO., INC., as of JUNE 30, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

Signature

CHIEF FINANCIAL OFFICER
Title

BARBARA M. ELLEMAN
NOTARY PUBLIC, STATE OF OHIO
MY COMMISSION EXPIRES 09-25-05

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONNERS & CO., INC.

YEAR ENDED JUNE 30, 2008

CONTENTS

ANDREW, LITTNER LLC.

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Conners & Co., Inc.
Cincinnati, Ohio

We have audited the accompanying statement of financial condition of Conners & Co., Inc. as of June 30, 2008 and the related statements of income, changes in stockholders equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Conners & Co., Inc. as of June 30, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Pages 9, 10, 11, and 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Andrew, Littner LLC

Certified Public Accountants

Cincinnati, Ohio
August 27, 2008

2368 VICTORY PARKWAY, SUITE 100 - CINCINNATI, OHIO 45206-2810
PHONE: (513) 281-0555 FAX: (513) 281-4616 E-MAIL: accountants@andrewlittner.com

CONNERS & CO., INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2008

ASSETS

Cash and cash equivalents	$	436,403
Cash segregated in compliance with regulations		84,824
Total		521,227
Deposits with clearing broker		100,000
Receivable from clearing broker		48,221
Receivable from customers		72,903
Total		121,124
Securities owned, at market value:		
Marketable		440,668
Other investments		71,181
Total		511,849
Deferred tax asset; net of valuation allowance		31,031
Furniture and equipment, net of accumulated depreciation		6,192
Other assets		9,512
Total assets	$	1,300,935

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Payable to customers	$	8,733
Payable to clearing broker		191,484
Accrued expenses		5,899
Total liabilities		206,116
STOCKHOLDERS' EQUITY		
Common stock, no par value, 14,735 authorized, 6,981 issued and outstanding		798,200
Retained earnings		296,619
Total stockholders' equity		1,094,819
Total liabilities and stockholders' equity	$	1,300,935

The accompanying notes to financial statements are an integral part of this statement.

CONNERS & CO., INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED JUNE 30, 2008

REVENUE		
Net gain on security transactions	$ 656,948	
Other income related to security business	55,906	
Total revenues		$ 712,854
EXPENSES		
Registered representatives compensation	83,015	
Employee compensation and benefits	218,473	
Clearance paid to non-brokers	58,730	
Communications	68,947	
Occupancy and equipment costs	42,179	
Promotional costs	13,302	
Regulatory fees and expenses	17,238	
Other expenses	224,727	
Total expenses		726,611
(Loss) from operations		(13,757)
(Loss) from NASDAQ stock market valuation		(7,583)
Net (loss) before income tax benefit		(21,340)
Income tax benefit		...
Net (loss)		$ (21,340)

The accompanying notes to financial statements are an integral part of this statement.

CONNERS & CO., INC.
STATEMENTS OF STOCKHOLDERS' EQUITY AND SUBORDINATED BORROWINGS
FOR THE YEAR ENDED JUNE 30, 2008

STATEMENT OF STOCKHOLDERS EQUITY

	Common Stock	Retained Earnings	Total Stockholders Equity
Balances at July 1, 2007	$ 798,200	$ 317,959	$ 1,116,159
Net (loss)	...	(21,340)	(21,340)
Balances at June 30, 2008	$ 798,200	$ 296,619	$ 1,094,819

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS

Subordinated borrowings at July 1, 2007 and June 30, 2008	$ ...

The accompanying notes to financial statements are an integral part of this statement.

CONNERS & CO., INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2008

CASH FLOWS FROM OPERATING ACTIVITIES		
Net (loss)		$ (21,340)
Adjustments to reconcile net (loss) to net cash (required) by operations		
Depreciation and amortization	$ 4,127	
Loss on NASDAQ stock held for investment	7,583	
(Increase) decrease in:		
Cash segregated by regulatiions	(2,762)	
Net deposits with clearing organizations and others	221,812	
Receivable from brokers and dealers	2,543	
Receivable from customers	(67,902)	
Marketable securities owned	(54,216)	
Other assets	4,399	
Increase (decrease) in:		
Accounts payable, accrued expenses and other liabilities	(4,584)	
		111,000
Net cash provided by operating activities		89,660
CASH FLOWS REQUIRED BY INVESTING ACTIVITY		
Transfers from cash segregated by regulations	81,667	
Net increase in TX Fund, LLC.	(404)	
Net cash provided by investing activities		81,263
INCREASE IN CASH AND CASH EQUIVALENTS		170,923
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		265,480
CASH AND CASH EQUIVALENTS AT END OF YEAR		$ 436,403
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Interest paid		$ ...
Income taxes paid		$ ...

The accompanying notes to financial statements are an integral part of this statement.

CONNERS & CO., INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2008

Note A Summary of Significant Accounting Policies

Conners & Co., Inc. is primarily in the business of underwriting, brokerage, and trading of municipal bonds and related advisory services and its business is concentrated in the Cincinnati, Ohio metropolitan area. It is the Company's policy to prepare its financial statements in accordance with accounting principles generally accepted in the United States of America.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

A brief description of the significant accounting policies applied by the Company in the preparation of the accompanying financial statements is as follows:

Method of accounting. The financial statements are prepared on the accrual method of accounting. The Company is a "Full Disclosure" broker. Under the "Full Disclosure" broker method of executing customer trades, Conners & Co., Inc. continues to accept customer orders but has elected to clear the orders through another broker (the Clearing Broker) for cost efficiencies. The clearing broker processes and settles the customer transactions for Conners & Co., Inc. and maintains the detailed customer records. Conners & Co., Inc. records the revenues received from these transactions and expenses paid to the clearing broker on an end of the calendar month basis according to an agreement between Conners & Co., Inc. and the clearing broker.

Cash and Cash Equivalents. Cash and cash equivalents consists of cash on hand and bank demand deposits. Cash segregated under federal securities regulations for the benefit of customers is not included as a cash equivalent item.

Furniture and equipment and depreciation. Furniture and equipment are stated at cost and are being depreciated over estimated useful lives of five to ten years, using accelerated methods. Depreciation expense for the year ended June 30, 2008 was $4,128.

Depreciable assets consist of:

Furniture and equipment	$ 194,233
Accumulated depreciation	188,041
Furniture and equipment, net of accumulated depreciation	$ 6,192

Securities valuation. Securities owned by the Company are carried at market value, or, in the absence of a quoted market value, at a fair value as determined by Company management. Unrealized gains and losses are included in the results of operations.

Marketable securities owned at June 30, 2008 are as follows:

	Market Value
Municipal securities	$ 440,668
Other investments (not readily marketable)	$ 71,181

CONNERS & CO., INC.
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
JUNE 30, 2008

Note A Summary of Significant Accounting Policies (Continued)

Clearing broker deposits, receivable and payable. The Company has a standing ($100,000) non-interest bearing deposit required by the Clearing Broker to become an "Introducing Broker" into the "Clearing Broker's" system. The receivable from the Clearing Broker represents the income earned by Conners & Co., Inc. in the month of June 2008 less expenses incurred in clearing this income. The amount payable to the Clearing Broker represents the excess of the market value of the securities owned on the balance sheet at June 30, 2008 over the trading deposit the Company has on record with the Clearing Broker. The Company has decided not to offset the standing deposit, the amount receivable for June 2008 transactions and the amount payable to the Clearing Broker in order to present a more transparent statement of financial position as of June 30, 2008.

Note B SEC Rule 15c3-3

Conners & Co., Inc. is subject to the full provisions of SEC Rule 15c3-3, the Customer Protection Rule. Pursuant to a computation dated June 30, 2008, the Company was not required to make a deposit into the Special Reserve Bank Account that was established for this purpose. At June 30, 2008, the special reserve bank account had a balance of $84,824.

Note C Net Capital Requirements

Pursuant to net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions and rules. Net capital may fluctuate on a daily basis. At June 30, 2008, the Company has net capital of $873,153 calculated under Rule 15c3-1 which was $623,153, in excess of the requirements of the Securities and Exchange Commission. Failure to maintain a minimum net capital may result in suspension or expulsion of the Company by the Securities and Exchange Commission.

Note D Lease Commitments

The Company currently leases its office under a month-to-month extension of operating leases that commenced January 1, 1996 and expired December 31, 2003. The Company has exercised options to further this lease for terms of one year each. Rental expense, including utilities, charged to operations for the year ended June 30, 2008 was $39,652. The Company is currently negotiating to lease space in another Cincinnati location.

Note E Capital Stock Restrictions

The Company and its shareholders have entered into an agreement which defines the rights and obligations of the shareholders with respect to the encumbering and disposition of the Company's capital stock. The agreement sets forth the method of establishing the price to be paid and the terms of payment by the Company.

Note F Profit-Sharing Plan

The Company has a qualified profit-sharing plan covering all employees meeting certain conditions; contributions to the plan are determined annually by the Board of Directors. An employee earns a vested interest in the plan after completing two full years of employment. No contribution was made to the plan in the year ended June 30, 2008.

Note G Deferred Tax Asset

The deferred tax asset is based upon the current year operating loss and net operating loss carryforwards from prior years as adjusted for income relating to non-taxable bond interest, the dividend received deduction and certain non-deductible expenses. However, a deferred tax asset was recorded for the future benefit of net operating loss carryforwards due to expire in 2028. Due to the operations of the Company, a valuation allowance has been recorded as of June 30, 2008.

Deferred tax asset:		
Net operating loss carryforwards	$	77,577
Deferred tax valuation		46,546
Net deferred tax asset	$	31,031

No income tax benefit has been recorded for the current year net operating loss as any benefit would be offset by a corresponding increase in the deferred tax valuation. The Company has unused net operating losses approximating $342,290 which expire in the years 2025 through 2028.

Note H Concentration of Credit

Substantially all cash is deposited with federally insured financial institutions within the Cincinnati, Ohio area. The amount of deposit at any one time may exceed federally insured limits. At June 30, 2008, the amount was in excess of the federally insured limit by approximately $378,711.

Note I Commitments and Contingencies

In the normal course of business, the Company enters into underwriting commitments. As of June 30, 2008, the Company was a participant in such underwritings totaling $300,000. Subsequent to the date of the accompanying financial statements, the total amount of the underwriting commitment had been sold.

--***--

SUPPLEMENTARY INFORMATION

--***--

CONNERS & CO., INC.
SUPPLEMENTARY INFORMATION
AS OF JUNE 30, 2008

COMPUTATION OF BASIC NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

Total stockholders equity from statement of financial condition		$ 1,094,819
Deduct shareholders equity not allowable for net capital		...
Total stockholders equity qualified for net capital		1,094,819
Add		
Liabilities subordinated to claims of general creditors		...
Total capital and allowable subordinated liabilities		1,094,819
Deductions and/or charges		
Non allowable assets		
Furniture and equipment	$ 6,192	
Deferred tax asset; net of valuation allowance	31,031	
Other investments	71,181	
Prepaid expenses	9,512	
Customer receivables	72,903	
		190,819
Net capital before haircuts on securities position		904,000
Haircuts on securities		
State and municipal securities	30,847	
Corporate stocks and warrents	...	
	30,847	
Undue concentration	...	
		30,847
Net capital		$ 873,153

CONNERS & CO., INC.
SUPPLEMENTARY INFORMATION
AS OF JUNE 30, 2008

COMPUTATION OF BASIC NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)

AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition		
Accounts payable and accrued expenses	$	206,117
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required	$	13,741
Minimum dollar net capital requirement	$	250,000
Excess net capital	$	623,153
Excess net capital at 1000%	$	852,542
Percentage of aggregate indebtedness to net capital		23%
RECONCILIATION WITH COMPANY'S COMPUTATION		
Net capital per unaudited broker dealer computation	$	856,680
Net (increase)/decrease in non-allowable assets		34,544
Net (increase)/decrease in haircuts		...
Net post audit financial statement adjustments		(18,071)
Net capital per audited financial statements	$	873,153

CONNERS & CO., INC.
SUPPLEMENTARY INFORMATION
AS OF JUNE 30, 2008

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3

CREDIT BALANCES		
Free credit balances and other credit balances in customers security accounts	$	8,733
Customers securities failed to receive		...
Credit balances in firm accounts which are attributable to principal sales to customers		...
Total credits	$	8,733
DEBIT BALANCES		
Debit balances in customers cash accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Rule 15c3-3	$	...
Failed to deliver of customers securities not older than 30 days		...
Total 15c3-3 debits	$	...
RESERVE COMPUTATION		
Excess of total debits over total credits	$	(8,733)
Required deposit	$	...
Amount held on deposit in "Reserve Bank Account"		84,825
Excess deposit	$	84,825

RECONCILIATION

No material difference exists between the above schedule which is based on the accompanying financial statements and the unaudited schedule filed in Part II of the FOCUS report.

CONNERS & CO., INC.
SUPPLEMENTARY INFORMATION
AS OF JUNE 30, 2008

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

State the market valuation and the number of items of:

1. Customer's fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.	NONE
A. Number of Items	NONE
2. Customer's fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	NONE
A. Number of Items	NONE

3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3.

CONNERS & CO., INC.

INDEPENDENT AUDITORS REPORT ON INTERNAL ACCOUNTING CONTROL
REQUIRED BY SEC RULE 17a-5

JUNE 30, 2008

ANDREW, LITTNER LLC.

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Conners & Co., Inc.
Cincinnati, Ohio

In planning and performing our audit of the financial statements of Conners & Co., Inc. (the Company) as of and for the year ended June 30, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness on the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for the safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2368 VICTORY PARKWAY, SUITE 100 - CINCINNATI, OHIO 45206-2810

PHONE: (513) 281-0555 FAX: (513) 281-4616 E-MAIL: accountants@andrewlittner.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect material misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliability in accordance with generally accepted accounting principles such that there is more than remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the financial statement will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. Due to the size of the Company and the limited personnel involved, it is not possible to have a system of internal control that would exist in a larger organization. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statement of Conners & Co., Inc. for the year ended June 30, 2008, and this report does not affect our report thereon dated August 27, 2008.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Andrews, Lithner LLC

Certified Public Accountants

Cincinnati, Ohio
August 27, 2008

END